

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail


03024889

10th July, 2003.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 4th July 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release dated 9th July 2003 containing the Chairman's statement to shareholders made at the Company's Annual General Meeting held on 9th July 2003.

I also enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(b) a letter dated 10th July 2003 enclosing the resolutions, other than ordinary business, which were passed at the Company's Annual General Meeting held on 9th July 2003 (including one copy of the resolutions).

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373



News Release

ER 03/27

FOR IMMEDIATE RELEASE

CHAIRMAN'S STATEMENT – 2003 ANNUAL GENERAL MEETING

LONDON 9th July 2003: Speaking today at the EMI Group Annual General Meeting, Eric Nicoli, Chairman, said:

"In the first three months of the financial year, we have been pleased to see recorded music sales outside Japan well up on last year's level. We had an especially strong performance in our US recorded music business and solid underlying performance in music publishing. This is in spite of continuing weakness in the global recorded music market. In particular, there has been a substantial decline in the Japanese market, leading to an unusual level of returns across the industry in that territory, which is likely to have an adverse effect on our half-year results. Those results will also reflect, in line with our budget, differences in the timing of receipts in EMI Music Publishing, which should reverse in the second half. Overall, we believe that the strategies we have in place should deliver full year results in line with our expectations, offsetting any first half shortfall.

"We have a strong release schedule in recorded music and we are continuing to focus on generating profitable sales through effective marketing, tight cost management and high quality releases. In music publishing, the release schedule is also strong and we are making progress in our efforts to build upon our varied revenue streams to mitigate the impact of a weak recorded music market.

"EMI remains at the forefront of industry initiatives to combat piracy in all its forms and we feel that progress is being made. In parallel, we are actively supporting the development of legitimate online music services and the early results are encouraging. While market conditions remain challenging, we are optimistic that market trends will improve in due course and that EMI will perform strongly within that context."

Enquiries:

EMI Group plc
Amanda Conroy, Senior VP, Corporate Communications +44 (0)20 7795 7529
Claudia Palmer, Head of Investor Relations +44 (0)20 7795 7635

Brunswick Group Limited
Patrick Handley +44 (0)20 7404 5959

Ref: 82-373

EMI

UK Listing Authority,
Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
LONDON. E14 5HS

By Messenger

10th July, 2003.

Dear Sirs,

EMI Group plc

To comply with paragraph 9.31 of the Listing Rules, I enclose two copies of the resolutions, passed at the Company's Annual General Meeting held on Wednesday 9th July 2003, which were not classed as ordinary business. All the other resolutions at the said Meeting were ordinary business and were duly passed.

Yours faithfully,



C. L. CHRISTIAN
Deputy Secretary

Encs.

Ref: 82-373

Company No. 229231

THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS

of

EMI GROUP PLC

Passed on 9 July 2003

At the Annual General Meeting of the Company duly convened and held at the Sainsbury Wing, National Gallery, Trafalgar Square, London WC2N 5DN on 9 July 2003 *the following resolutions were duly passed as special resolutions:*

9. ORDINARY RESOLUTION

THAT the authority to allot relevant securities conferred on the Directors by Article 14 of the Company's Articles of Association be and is hereby granted for the period ending on 8 October 2004 or at the conclusion of the 2004 Annual General Meeting (whichever is the earlier) and for such period the Section 80 amount shall be £41,672,749.

10. SPECIAL RESOLUTION

THAT, the authority to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 did not apply conferred on the Directors by Article 14 of the Company's Articles of Association be and is hereby granted for the period ending on 8 October 2004 or at the conclusion of the 2004 Annual General Meeting (whichever is the earlier) and for such period the Section 89 amount shall be £5,520,186.

11. SPECIAL RESOLUTION

THAT, pursuant to the authority contained in its Articles of Association, the Company be and is hereby granted general and unconditional authority to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) up to a maximum of 78,859,793 Ordinary Shares of 14p each provided that:

(i) the maximum price per Ordinary Share is not more than 5% above the average of the middle market-quotations for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the five business days in respect of which such Daily Official List is published before the purchase is made, and the minimum price per Ordinary Share is not less than 14p, the maximum and minimum prices being exclusive of any expenses; and

(ii) this authority, unless previously renewed, shall expire on 8 October 2004 or at the conclusion of the 2004 Annual General Meeting (whichever is the earlier) except in relation to the purchase of Ordinary Shares the contract for which was concluded before the date of expiry of the authority and which would or might be completed wholly or partly after such date.

12. ORDINARY RESOLUTION

THAT:

(i) the rules of the EMI Executive Share Incentive Plan (the 'ESIP'), a summary of the principle terms of which is set out in the Notice of Annual General Meeting, be approved in the form produced at the Annual General Meeting and signed by the Chairman for the purposes of identification;

(ii) the Directors be authorised to make such modifications as they consider necessary or expedient for the purposes of implementing and giving effect to this Resolution, including making such amendments as may be necessary to obtain the approval of the Inland Revenue, or such other approvals as the Directors consider necessary or desirable; and

(iii) the Directors be authorised to establish further schemes or plans based on the ESIP (or schedules thereto), but modified to take account of local tax, exchange control or securities law in overseas territories, provided that any shares made available under such schemes or plans are treated as counted against the limits on individual and overall participation contained in the rules of the ESIP.



CHARLES ASHCROFT
Secretary